Exhibit 99.1

NEW GOLD REPORTS FIRST QUARTER 2024 RESULTS

Annual Guidance Tracking to Plan, Growth Projects Make Meaningful Strides Towards Completion

(All amounts are in U.S. dollars unless otherwise indicated)

TORONTO, April 30, 2024 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) reports first quarter 2024 results. First quarter 2024 production totaled 70,898 gold ounces and 13.3 million pounds of copper as planned at an operating expense of $1,106 per gold ounce sold (co-product basis)3 and all-in sustaining costs1 of $1,396 per gold ounce sold (by-product basis). Another solid quarterly performance that delivered on plan, as the Company approaches a sustained free cash flow generation period, expected to commence in the second half of 2024.

Solid Operating Performance in the First Quarter Positions Rainy River and New Afton to Deliver on Planned Production Improvements Throughout the Year

"The first quarter of 2024 went as planned for New Gold as outlined in our operational outlook from early-February," stated Patrick Godin, President and CEO. "New Afton delivered another strong operating quarter, while Rainy River made excellent progress sequencing waste stripping in order to secure the substantial increase in production expected in the second half of the year. We exit the first quarter as planned, and are well positioned to meet our guidance targets."

  First quarter consolidated production of 70,898 ounces of gold and 13.3 million pounds of copper at all-in sustaining costs1 of $1,396 per gold ounce sold (by-product basis).
  New Afton had a strong first quarter, producing 18,179 ounces of gold and 13.3 million pounds of copper at all-in sustaining costs1 of $241 per gold ounce sold (by-product basis). First quarter gold and copper production were in-line with plan. The B3 cave continues to perform according to plan, and C-Zone ore production is ramping up concurrent with construction of the cave footprint. Commercial production from C-Zone and crusher commissioning remains on-track for the second half of the year.
  Rainy River's first quarter delivered to plan, producing 52,719 ounces of gold at all-in sustaining costs1 of $1,638 per gold ounce sold (by-product basis). The transition from Phase 3 to Phase 4 pushback is complete, and waste stripping activities of the upper benches of Phase 4 advanced according to plan in the first quarter, positioning the pit to release additional higher grade ore in the second half of the year. The second half of 2024 is expected to represent approximately 60% of annual production.
  The Company is on-track to achieve 2024 consolidated production guidance of 310,000 to 350,000 ounces of gold and 50 to 60 million pounds of copper at all-in sustaining costs1 of $1,240 to $1,340 per gold ounce sold (by-product basis).

Growth Projects Remain On-Track to Drive Increasing Production Profile Over Next Three Years

"The first quarter saw significant progress from our two major growth projects, the Rainy River underground Main project and the New Afton C-Zone block cave project. Rainy River remains on track to achieve first ore from underground Main Zone by the end of this year while New Afton expects to achieve commercial production at C-Zone in the second half of 2024. These projects are expected to drive production growth of 35% gold and 60% copper over the next three years compared to 2023," added Mr. Godin.

  At Rainy River, underground Main Zone remains on-track for first ore in the fourth quarter of 2024. The priority for 2024 is to establish the primary ventilation circuit and access multiple mining zones, facilitating a ramp-up in underground production to approximately 5,500 tonnes per day by 2027. With an average gold grade approximately three times higher than the open pit, Rainy River gold production is expected to increase significantly with increasing underground mill feed over the next three years. During the quarter, Rainy River achieved a record quarterly development advance rate of 950 metres. With the opening of additional headings and delivery of additional underground mining equipment, development rates are expected to increase throughout the year. Additionally, raiseboring of a 5 metre diameter, 420 metre long fresh air raise, is on track to commence in the second quarter.
  At New Afton, the Company expects to commission the C-Zone gyratory crusher and conveyor system on time, with the cave achieving hydraulic radius in the second half of 2024. These two milestones are expected to facilitate a return to previously achieved processing rates of more than 14,500 tonnes per day while significantly reducing unit operating costs per tonne. C-Zone development and cave construction is on track to achieve the required 18 draw bells for hydraulic radius in the second half of 2024. Significant progress was made in construction of the new C-Zone gyratory crusher in the first quarter, and concrete work is on track for completion in the second quarter. With the expected commissioning of the gyratory crusher and conveyor system in the second half of 2024, C-Zone will be set up for high-capacity, low-cost, low-emission materials handling for the life-of-mine.

Exploration Efforts Continue to Ramp Up in Pursuit of Sustainable Production Objectives

"Exploration efforts at both operations continue to advance the pipeline of opportunities to extend mine lives well into the next decade with modest capital investment, in-line with our stated strategic objective of targeting a sustainable production platform of approximately 600,000 gold equivalent ounces per year with a line of sight until at least 2030. We will be in a better position to accelerate our exploration efforts at New Afton in the second quarter with the completion of the exploration drift," stated Mr. Godin.

  At Rainy River, exploration drilling from both surface and underground is progressing as scheduled, testing the down-plunge extension of ODM Main and 17 East Zones at depth, and exploring the Gap zone located between the Intrepid and Main Zones. In addition, the Company has identified two new underground exploration targets located close to existing infrastructure which would likely require minimal capital investment to bring into production. These include the114-Deep target located below ODM West, and the Intrepid Strike-Extension target located between the 300 and 600 Levels. To test these opportunities, the Company will allocate an additional $4 million in 2024. Rainy River's priority remains to sustain mill throughput beyond 2029, and as such, infill drilling of near-surface targets with potential for open pit extraction, including NW-Trend and ODM East, is scheduled to commence in the second quarter.
  At New Afton, the Company continues to focus exploration on near-mine zones located above the C-Zone extraction level, prioritizing opportunities with the potential to extend mine life with minimal capital investment. An exploration drift is currently being developed from the base of the Lift 1 cave to provide ideal drill platforms for the K-Zone and AI-Southeast targets. The exploration drift is advancing as planned, with drilling expected to commence in May. Exploration drilling to extend the D-Zone resource envelope is ongoing and is expected to be completed in the second quarter.

Consolidated Financial Highlights

	Q1 2024	Q1 2023
Revenue ($M)	192.1	201.6
Operating expenses ($M)	106.8	117.2
Net loss ($M)	(43.5)	(31.8)
Net loss, per share ($)	(0.06)	(0.05)
Adj. net earnings ($M)[1]	13.1	18.4
Adj. net earnings, per share ($)[1]	0.02	0.03
Cash generated from operations ($M)	54.7	60.6
Cash generated from operations, per share ($)	0.08	0.09
Cash generated from operations, before changes in non-cash operating working capital ($M)[1]	72.5	75.7
Cash generated from operations, before changes in non-cash operating working capital, per share ($)[1]	0.11	0.11
  Revenue decreased over the prior-year period primarily due to lower gold sales volumes partially offset by higher metal prices and higher copper sales.
  Operating expenses decreased over the prior-year period due to lower production and sales and an inventory write-up gain of $8 million at Rainy River.
  Net loss increased over the prior-year period primarily due to a decrease in revenues resulting from lower gold sales and higher unrealized losses on the revaluation of the Rainy River gold stream obligation and the New Afton free cash flow interest obligation. The net loss was partially offset by lower operating costs and lower exploration and development expenses.
  Adjusted net earnings1 decreased over the prior-year period due to lower revenues, higher depreciation and depletion expenses, and higher adjusted income tax expense, partially off-set by lower operating expenses and lower exploration expenses.
  Cash generated from operations decreased over the prior-year period primarily due to lower revenue.
  March 31, 2024 cash and cash equivalents of $157 million.

Consolidated Operational Highlights

	Q1 2024	Q1 2023
Gold production (ounces)[2]	70,898	82,477
Gold sold (ounces)[2]	70,077	87,206
Copper production (Mlbs)[2]	13.3	10.3
Copper sold (MIbs)[2]	12.0	9.5
Gold revenue, per ounce ($)[3]	2,061	1,864
Copper revenue, per pound ($)[3]	3.64	3.79
Average realized gold price, per ounce ($)[1]	2,090	1,890
Average realized copper price, per pound ($)[1]	3.86	4.10
Operating expenses per gold ounce sold ($/ounce, co-product)[3]	1,106	1,000
Operating expenses per copper pound sold ($/ounce, co-product)[3]	2.44	3.17
Depreciation and depletion per gold ounce sold ($/ounce)	897	636
Cash costs per gold ounce sold (by-product basis) ($/ounce)[1]	874	922
All-in sustaining costs per gold ounce sold (by-product basis) ($/ounce)[1]	1,396	1,357
Sustaining capital ($M)[1]	25.9	26.3
Growth capital ($M)[1]	35.1	36.8
Total capital ($M)	61.1	63.1

Rainy River Mine

Operational Highlights

Rainy River Mine	Q1 2024	Q1 2023
Gold production (ounces)[2]	52,719	66,201
Gold sold (ounces)[2]	53,097	71,891
Gold revenue, per ounce ($)[3]	2,085	1,882
Average realized gold price, per ounce ($)[1]	2,085	1,882
Operating expenses per gold ounce sold ($/ounce)[3]	1,223	1,035
Depreciation and depletion per gold ounce sold ($/ounce)	792	553
Cash costs per gold ounce sold (by-product basis) ($/ounce)[1]	1,165	998
All-in sustaining costs per gold ounce sold (by-product basis) ($/ounce)[1]	1,638	1,375
Sustaining capital ($M)[1]	22.2	22.3
Growth capital ($M)[1]	7.4	5.7
Total capital ($M)	29.6	28.0

Operating Key Performance Indicators

Rainy River Mine	Q1 2024	Q1 2023
Open Pit Only
Tonnes mined per day (ore and waste)	91,587	118,481
Ore tonnes mined per day	16,476	36,380
Operating waste tonnes per day	51,486	60,360
Capitalized waste tonnes per day	23,626	21,741
Total waste tonnes per day	75,111	82,101
Strip ratio (waste:ore)	4.56	2.26
Underground Only
Ore tonnes mined per day	878	765
Lateral development (metres)	950	876
Open Pit and Underground
Tonnes milled per calendar day	25,023	22,400
Gold grade milled (g/t)	0.83	1.12
Gold recovery (%)	91	91
  First quarter gold production was 52,719 ounces, a decrease over the prior-year period as planned primarily due to lower gold grade, partially offset by higher tonnes processed. Production is expected to strengthen in the second half of the year and represent approximately 60% of annual production, as lower grade ore is processed and waste stripping activities continue in the first half of the year, allowing access to higher grade ore from the Phase 4 open pit in the second half of the year.
  Operating expense per gold ounce sold increased over the prior-year period due to lower gold grade and lower sales volumes, partially offset by an increase in the net realizable value of the low grade stockpile with an impact of approximately $150 per gold ounce sold in the first quarter.
  All-in sustaining costs1 per gold ounce sold (by-product basis) increased over the prior-year period due to higher operating expenses and lower sales volumes. All-in sustaining costs are expected to decrease throughout 2024 as the processing of lower grades in the first half of the year due to increased stripping activities are completed, and higher grade ore is accessed in the second half of the year.
  Total capital increased over the prior-year period due to higher growth capital spend. Sustaining capital1 is primarily related to capitalized waste, capital components, and tailings management and construction. Growth capital1 is related to the underground development as the underground Main Zone continues to advance.
  Free cash flow1 for the quarter was a net outflow of $3 million (net of a $7 million stream payment), a decline over the prior-year period primarily due to a decrease in revenues, but in-line with the planned open pit sequence for the first half of the year as outlined in the Company's guidance.

New Afton Mine

Operational Highlights

New Afton Mine	Q1 2024	Q1 2023
Gold production (ounces)[2]	18,179	16,276
Gold sold (ounces)[2]	16,980	15,316
Copper production (Mlbs)[2]	13.3	10.3
Copper sold (Mlbs)[2]	12.0	9.5
Gold revenue, per ounce ($)[3]	1,988	1,782
Copper revenue, per ounce ($)[3]	3.64	3.79
Average realized gold price, per ounce ($)[1]	2,108	1,928
Average realized copper price, per pound ($)[1]	3.86	4.10
Operating expenses ($/oz gold, co-product)[3]	740	839
Operating expenses ($/lb copper, co-product)[3]	2.44	3.17
Depreciation and depletion ($/ounce)	1,216	1,013
Cash costs per gold ounce sold (by-product basis) ($/ounce)[1]	(34)	568
Cash costs per gold ounce sold ($/ounce,co-product)[1]	811	930
Cash costs per copper pound sold ($/pound, co-product)[1]	2.67	3.52
All-in sustaining costs per gold ounce sold (by-product basis) ($/ounce)[1]	241	872
All-in sustaining costs per gold ounce sold ($/ounce, co-product)[1]	894	1,021
All-in sustaining costs per copper pound sold ($/ounce, co-product)[1]	2.94	3.86
Sustaining capital ($M)[1]	3.7	4.0
Growth capital ($M)[1]	27.7	31.1
Total capital ($M)	31.4	35.0

Operating Key Performance Indicators

New Afton Mine	Q1 2024	Q1 2023
New Afton Mine Only
Tonnes mined per day (ore and waste)	10,734	9,185
Tonnes milled per calendar day	10,153	8,142[4]
Gold grade milled (g/t)	0.68	0.78[4]
Gold recovery (%)	88	89[4]
Copper grade milled (%)	0.72	0.70
Copper recovery (%)	90	91
Gold production (ounces)	17,858	13,731
Copper production (Mlbs)	13.3	10.3
Ore Purchase Agreements[4]
Gold production (ounces)	321	2,545
  First quarter production was 18,179 ounces of gold and 13.3 million pounds of copper. The increase in gold production over the prior-year period is due to higher tonnes milled, partially offset by lower gold grade. The increase in copper production over the prior-year period is due to higher tonnes milled and higher copper grade.
  Operating expense per gold ounce sold and per copper pound sold decreased over the prior-year period primarily due to higher gold and copper sales volumes.
  All-in sustaining costs1 per gold ounce sold (by-product basis) decreased over the prior-year period due to the benefit of higher by-product revenues and gold sales volumes.
  Total capital decreased over the prior-year period, primarily due to lower growth capital1 spend. Sustaining capital1 primarily related to tailings management and stabilization activities. Growth capital primarily related to the C-Zone underground development.
  Free cash flow1 for the quarter was a net outflow of $4 million, an improvement over the prior-year period primarily due to higher revenue and lower growth capital spend.

First Quarter 2024 Conference Call and Webcast

The Company will host a webcast and conference call tomorrow, Wednesday, May 1 2024 at 8:30 am Eastern Time to discuss the Company's first quarter consolidated results.

  Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://app.webinar.net/g2ZWDWpOq6Q
  Participants may also listen to the conference call by calling North American toll free 1-888-664-6383, or 1-416-764-8650 outside of the U.S. and Canada, passcode 48240748
  To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/49Ba0Hy to receive an instant automated call back
  A recorded playback of the conference call will be available until November 26, 2023 by calling North American toll free 1-888-390-0541, or 1-416-764-8677 outside of the U.S. and Canada, passcode 240748. An archived webcast will also be available at www.newgold.com

About New Gold
New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

Endnotes

1.	"Cash costs per gold ounce sold", "all-in sustaining costs (AISC) per gold ounce sold", "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases", "growth capital", "cash generated from operations before changes in non-cash operating working capital", "free cash flow", and "average realized gold/copper price per ounce/pound" are all non-GAAP financial performance measures that are used in this news release. These measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the "Non-GAAP Financial Performance Measures" section of this news release.
2.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
3.	These are supplementary financial measures which are calculated as follows: "revenue per ounce and pound sold" is total revenue divided by total gold ounces sold and copper pounds sold; "Operating expenses per gold ounce sold" is total operating expenses divided by total gold ounces sold: "depreciation and depletion per gold ounce sold" is total depreciation and depletion divided by total gold ounces sold; and "operating expenses ($/oz gold, co-product)" and "operating expenses ($/lb copper, co-product)" is operating expenses apportioned to each metal produced on a percentage of activity basis, and subsequently divided by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures.
4.	Key performance indicator data is inclusive of ounces from ore purchase agreements for New Afton. The New Afton Mine purchases small amounts of ore from local operations, subject to certain grade and other criteria. During the quarter these ounces represented approximately 2% of total gold ounces produced using New Afton's excess mill capacity. All other ounces are mined and produced at New Afton.

Non-GAAP Financial Performance Measures

Cash Costs per Gold Ounce Sold

"Cash costs per gold ounce sold" is a common non-GAAP financial performance measure used in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, this measure, along with sales, is a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.

This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS.

Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product revenue. Cash costs are then divided by gold ounces sold to arrive at the total cash costs per gold ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of total cash costs per gold ounce for Rainy River is net of by-product silver sales revenue, and the calculation of total cash costs per gold ounce sold for New Afton is net of by-product copper sales revenue. New Gold notes that in connection with New Afton, the copper by-product revenue is sufficiently large to result in a negative total cash cost on a single mine basis. Notwithstanding this by-product contribution, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold's business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining Company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, New Gold has also calculated total cash costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all total cash cost information is net of by-product sales.

Sustaining Capital and Sustaining Leases

"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its unaudited condensed interim consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease" to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.

Growth Capital

"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be "growth capital", which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its unaudited condensed interim consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All-In Sustaining Costs (AISC) per Gold Ounce Sold

"All-in sustaining costs per gold ounce sold" (AISC) is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold ounce sold" based on guidance announced by the World Gold Council ("WGC") in September 2013. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements.  The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold ounce sold" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

"All-in sustaining costs per gold ounce sold" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per gold ounce sold as the sum of cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, sustaining leases, capitalized and expensed exploration costs that are sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its unaudited condensed interim consolidated statement of cash flows and deducts any expenditures that are non-sustaining (growth). Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially benefit the operation are classified as growth and are excluded. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially benefit the operation are classified as non-sustaining and are excluded.

Costs excluded from all-in sustaining costs per gold ounce sold are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

To provide additional information to investors, the Company has also calculated all-in sustaining costs per gold ounce sold on a co-product basis for New Afton, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the all-in sustaining costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. By including cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs.

The following tables reconcile the above non-GAAP measures to the most directly comparable IFRS measure on an aggregate basis.

Cash Costs and All-in Sustaining Costs per Gold Ounce Reconciliation Tables

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2024	2023
CONSOLIDATED CASH COST AND AISC RECONCILIATION
Operating expenses	106.8	117.2
Treatment and refining charges on concentrate sales	4.7	5.2
By-product silver revenue[1]	(3.8)	(3.2)
By-product copper revenue[1]	(46.5)	(38.8)
Total cash cost[1]	61.3	80.4
Gold ounces sold[2]	70,077	87,206
Cash costs per gold ounce sold (by-product basis)[1]	874	922
Sustaining capital expenditures[1]	25.9	26.3
Sustaining exploration - expensed	0.1	0.1
Sustaining leases[1]	1.3	2.4
Corporate G&A including share-based compensation	6.5	5.8
Reclamation expenses	2.7	3.2
Total all-in sustaining costs[1]	97.8	118.3
Gold ounces sold[2]	70,077	87,206
All-in sustaining costs per gold ounce sold (by-product basis)[1]	1,396	1,357

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2024	2023
RAINY RIVER CASH COSTS AND AISC RECONCILIATION
Operating expenses	64.9	74.4
By-product silver revenue[1]	(3.1)	(2.7)
Total cash costs net of by-product revenue[1]	61.8	71.7
Gold ounces sold[2]	53,097	71,891
Cash costs per gold ounce sold (by-product basis)[1]	1,165	998
Sustaining capital expenditures[1]	22.2	22.3
Sustaining leases[1]	0.9	2.3
Reclamation expenses	2.1	2.6
Total all-in sustaining costs[1]	87.0	98.8
Gold ounces sold[2]	53,097	71,891
All-in sustaining costs per gold ounce sold (by-product basis)[1]	1,638	1,375

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2024	2023
NEW AFTON CASH COSTS AND AISC RECONCILIATION
Operating expenses	41.9	42.8
Treatment and refining charges on concentrate sales	4.7	5.2
By-product silver revenue[1]	(0.7)	(0.6)
By-product copper revenue[1]	(46.5)	(38.8)
Total cash costs net of by-product revenue[1]	(0.6)	8.7
Gold ounces sold[2]	16,980	15,316
Cash costs per gold ounce sold (by-product basis)[1]	(34)	568
Sustaining capital expenditures[1]	3.7	4.0
Sustaining leases[1]	0.3	—
Reclamation expenses	0.7	0.6
Total all-in sustaining costs[1]	4.1	13.4
Gold ounces sold[2]	16,980	15,316
All-in sustaining costs per gold ounce sold (by-product basis) [1]	241	872

Three months ended March 31, 2024
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COST AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	12.6	29.3	41.9
Units of metal sold	16,980	12.0
Operating expenses ($/oz gold or lb copper sold, co-product)[3]	740	2.44
Treatment and refining charges on concentrate sales	1.4	3.3	4.7
By-product silver revenue[1]	(0.2)	(0.5)	(0.7)
Cash costs (co-product)[3]	13.8	32.1	45.9
Cash costs per gold ounce sold or lb copper sold (co-product)[3]	811.0	2.67
Sustaining capital expendituresI	1.1	2.6	3.7
Sustaining leases	0.1	0.2	0.3
Reclamation expenses	0.2	0.5	0.7
All-in sustaining costs (co-product)[2]	15.2	35.41	50.6
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)[2]	894	2.94
I Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Three months ended March 31, 2023
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COST AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	12.8	30.0	42.8
Units of metal sold	15,316	9.5
Operating expenses ($/oz gold or lb copper sold, co-product)[3]	839	3.17
Treatment and refining charges on concentrate sales	1.6	3.7	5.2
By-product silver revenue	(0.2)	(0.4)	(0.6)
Cash costs (co-product)[3]	14.2	33.2	47.5
Cash costs per gold ounce sold or lb copper sold (co-product)[3]	930	3.52
Sustaining capital expendituresI	1.2	2.8	4.0
Reclamation expenses	0.2	0.5	0.6
All-in sustaining costs (co-product)[2]	15.6	36.5	52.1
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)[2]	1,021	3.86
I Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Sustaining Capital Expenditures Reconciliation Table

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2024	2023
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per consolidated statement of cash flows	61.1	63.1
New Afton growth capital expenditures[2]	(27.7)	(31.1)
Rainy River growth capital expenditures[2]	(7.4)	(5.7)
Sustaining capital expenditures[2]	25.9	26.3

Adjusted Net Earnings/(Loss) and Adjusted Net Earnings per Share

"Adjusted net earnings" and "adjusted net earnings per share" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. "Adjusted net earnings" and "adjusted net earnings per share" exclude "other gains and losses" as per Note 3 of the Company's consolidated financial statements. Net earnings have been adjusted, including the associated tax impact, for the group of costs in "Other gains and losses" on the unaudited condensed interim consolidated income statements. Key entries in this grouping are: fair value changes for the Rainy River gold stream obligation, fair value changes for the New Afton free cash flow interest obligation, foreign exchange gains/loss and fair value changes in investments. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted tax expense".

The Company uses "adjusted net earnings" for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2024	2023
ADJUSTED NET EARNINGS (LOSS) RECONCILIATION
Loss before taxes	(40.5)	(31.5)
Other losses	55.1	50.0
Adjusted net earnings before taxes	14.6	18.5
Income tax expense	(3.0)	(0.3)
Income tax adjustments	1.5	0.2
Adjusted income tax expense[2]	(1.5)	(0.1)
Adjusted net earnings[2]	13.1	18.4
Adjusted net earnings per share (basic and diluted)[2]	0.02	0.03

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

"Cash generated from operations, before changes in non-cash operating working capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.

Three months ended March 31
(in millions of U.S. dollars)	2024	2023
CASH RECONCILIATION
Cash generated from operations	54.7	60.6
Change in non-cash operating working capital	17.8	15.1
Cash generated from operations, before changes in non-cash operating working capital[2]	72.5	75.7

Free Cash Flow

"Free cash flow" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, and settlement of non-current derivative financial liabilities which include the Rainy River gold stream obligation and the New Afton free cash flow interest obligation. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended March 31, 2024
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	35.2	28.2	(8.7)	54.7
Less Mining interest capital expenditures	(29.6)	(31.5)	—	(61.1)
Less Lease payments	(0.9)	(0.3)	(0.2)	(1.3)
Less Cash settlement of non-current derivative financial liabilities	(7.2)	—	—	(7.2)
Free Cash Flow[1]	(2.5)	(3.6)	(8.9)	(14.9)

	Three months ended March 31, 2023
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	52.7	16.0	(8.1)	60.6
Less Mining interest capital expenditures	(28.0)	(35.0)	(0.1)	(63.1)
Less Lease payments	(2.3)	—	(0.1)	(2.4)
Less Cash settlement of non-current derivative financial liabilities	(7.8)	—	—	(7.8)
Free Cash Flow[1]	14.7	(19.0)	(8.4)	(12.7)

Average Realized Price

"Average realized price per gold ounce or per copper pound sold" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized for gold sales in each reporting period. "Average realized price per ounce of gold sold" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2024	2023
TOTAL AVERAGE REALIZED PRICE
Revenue from gold sales	144.5	162.6
Treatment and refining charges on gold concentrate sales	2.0	2.2
Gross revenue from gold sales	146.5	164.8
Gold ounces sold	70,077	87,207
Total average realized price per gold ounce sold ($/ounce)[1]	2,090	1,890

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2024	2023
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	110.7	135.3
Gold ounces sold	53,097	71,891
Rainy River average realized price per gold ounce sold ($/ounce)[1]	2,085	1,882

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2024	2023
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	33.8	27.3
Treatment and refining charges on gold concentrate sales	2.0	2.2
Gross revenue from gold sales	35.8	29.5
Gold ounces sold	16,980	15,316
New Afton average realized price per gold ounce sold ($/ounce)[1]	2,108	1,928

For additional information with respect to the non-GAAP measures used by the Company, refer to the detailed "Non-GAAP Financial Performance Measure" section disclosure in the MD&A for the three months ended March 31, 2024 filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company's expectations and guidance with respect to production, costs, capital investment and expenses on a mine-by-mine and consolidated basis, associated timing and accomplishing the factors contributing to those expectations; successfully completing the Company's growth projects and achieving significant increase in production in coming years as a result thereof; expectations regarding strengthened production in the second half of 2024 and the anticipated percentage allocation of production; successfully accomplishing commercial production from the C-Zone and commissioning of the underground gyrator crusher and conveyor system in the second half of 2024; successfully accessing and releasing additional higher grade ore from the pit in the second half of 2024 at Rainy River; successfully achieving first ore from the underground Main Zone by the end of 2024; successfully ramping up and achieving a steady-state underground production rate of approximately 5,500 tonnes per day by 2027 at Rainy River; successfully increasing development rates at Rainy River throughout the year; planned activities for 2024 and future years at the Rainy River and New Afton Mines, including planned development and exploration activities, and the projected accuracy of timing and related expenses; successfully achieving C-Zone hydraulic radius in the second half of 2024; achieving a processing rate of more than 14,500 tonnes per day and significantly reducing unit operating costs per tonne at New Afton; successfully achieving high-capacity, low-cost, low-emission materials handling post fourth quarter 2024 for the remaining C-Zone life-of-mine; the potential to successfully extend the New Afton mine life beyond 2030 and the Rainy River mine life beyond 2031 with minimal capital investment; successfully completing the exploration drift at New Afton in the second quarter with drilling planned to commence in May and the accelerated exploration efforts expected as a result thereof; successfully accomplishing the targeted sustainable production platform of 600,000 gold eq. ounces per year until at least 2030; successfully commencing infill drilling at Rainy River in the second quarter; successfully completing exploration drilling to extend the D-Zone resource envelope in the second quarter; successfully accessing higher grade ore from the Phase 4 open pit in the second half of 2024; successfully decreasing all-in sustaining costs throughout 2024; and successfully reducing operating costs and capital expenditures and the consistent free cash flow anticipated to be generated as a result thereof commencing in the second half of 2024.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, its most recent Annual Information Form and NI 43-101 Technical Reports on the Rainy River Mine and New Afton Mine filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations, including material disruptions to the Company's supply chain, workforce or otherwise; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current Mineral Reserve and Mineral Resource estimates and the grade of gold, silver and copper expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2024 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during the applicable regulatory processes; and (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; tailings storage facilities and structure failures; failing to complete stabilization projects according to plan; geotechnical instability and conditions; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; ability to obtain and maintain sufficient insurance; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; the responses of the relevant governments to any disease, epidemic or pandemic outbreak not being sufficient to contain the impact of such outbreak; disruptions to the Company's supply chain and workforce due to any disease, epidemic or pandemic outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak that materially adversely affects the Company's operations or liquidity position; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; labour disputes; effectiveness of supply chain due diligence; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information
All scientific and technical information contained in this news release has been reviewed and approved by Yohann Bouchard, Executive Vice President and Chief Operating Officer of New Gold. Mr. Bouchard is a Professional Engineer and a member of the Professional Engineers of Ontario. Mr. Bouchard is a "Qualified Person" for the purposes of NI 43-101 Standards and Disclosure for Mineral Projects.

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SOURCE New Gold Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2024/30/c5007.html

%CIK: 0000800166

For further information: Ankit Shah, Executive Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 17:15e 30-APR-24